 March 23, 2023

VIA EDGAR SUBMISSION

Filing Desk

Attn: Raymond Be, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diffractive Real Assets Fund (the “Registrant”) File Nos. 333-270377; 811-23854 Rule 473 Filing

Dear Mr. Be,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-2 (File No. 333-270377) filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2023 (0001398344-23-005844).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Orange and the State of California on this 23rd day of March, 2023.

Please direct questions or comments relating to this filing to Jillian L. Bosmann at (215) 988-3307, or in her absence, to Stacie L. Lamb at (312) 569-1146.

Diffractive Real Assets Fund

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Initial Trustee